                                                                   Exhibit 99.1



CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

LIFE SCIENCES, INC. AND SUBSIDIARY

May 31, 2000 and 1999

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
           FILED WITH THE ANNUAL REPORT OF THE COMPANY ON FORM 10-KSB

                   FOR THE YEARS ENDED MAY 31, 2000 AND 1999

                                                                                                               Page
                                                                                                               ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                                                1

FINANCIAL STATEMENTS:

    Consolidated Balance Sheets as of May 31, 2000 and 1999                                                       2

    Consolidated Statements of Income for the years ended May 31, 2000 and 1999                                   3

    Consolidated Statement of Stockholders' Equity for the years ended
      May 31, 2000 and 1999                                                                                       4

    Consolidated Statements of Cash Flows for the years ended May 31, 2000 and 1999                               5

    Notes to Consolidated Financial Statements                                                                    6

               Report of Independent Certified Public Accountants


Board of Directors of
Life Sciences, Inc.


We have audited the accompanying consolidated balance sheets of Life Sciences, Inc. and Subsidiary as of May 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Life Sciences, Inc. and Subsidiary as of May 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company had an accumulated deficit of $3,242,621 at May 31, 2000 and, as of this date the Company's current liabilities exceeded current assets by $177,931. These factors, among other things as discussed in
Note 3 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton LLP

Tampa, Florida
August 23, 2000

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS


                                                                                                 May 31,
                                                                                   ----------------------------------
                                                                                       2000                  1999
                                                                                   ------------          ------------
                                         ASSETS
CURRENT ASSETS
  Cash                                                                             $     41,805          $     81,955
  Accounts receivable, net                                                              262,702               257,268
  Inventories                                                                           431,376               151,189
  Prepaid expenses                                                                       14,080                 5,000
                                                                                   ------------          ------------
          Total current assets                                                          749,963               495,412

  Property and equipment, net                                                           187,183               150,589

  Other assets                                                                          280,949               145,703
                                                                                   ------------          ------------

          Total assets                                                             $  1,218,095          $    791,704
                                                                                   ============          ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term borrowings, related parties                                           $     40,000          $         --
  Notes payable                                                                              --                 5,173
  Accounts payable, trade                                                               221,560               182,314
  Accrued expenses                                                                      666,334               361,994
                                                                                   ------------          ------------
          Total current liabilities                                                     927,894               549,481

Commitments and contingencies                                                                --                    --

Stockholders' equity
  Common stock - $.10 par value, authorized 7,000,000 shares, 4,196,670
    shares issued and outstanding                                                       419,667               419,667
  Additional paid-in capital                                                          3,113,155             3,113,155
  Accumulated deficit                                                                (3,242,621)           (3,290,599)
                                                                                   ------------          ------------

          Total stockholders' equity                                                    290,201               242,223
                                                                                   ------------          ------------

          Total liabilities and stockholders' equity                               $  1,218,095          $    791,704
                                                                                   ============          ============

 The accompanying notes are an integral part of these consolidated statements.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                           Year Ended May 31,
                                                                                   ----------------------------------
                                                                                       2000                  1999
                                                                                   ------------          ------------

Net sales                                                                          $  1,475,766          $  1,084,181

Costs and expenses
  Cost of sales                                                                         647,025               503,780
  Operating and administrative expenses                                                 580,545               603,058
  Research and development                                                              163,730               118,298
  Depreciation and amortization                                                          35,146                42,419
                                                                                   ------------          ------------
     Total expenses                                                                   1,426,446             1,267,555
                                                                                   ------------          ------------

Operating income (loss)                                                                  49,320              (183,374)

Other income (expense)
  Gain on sale of fixed assets                                                               --               194,700
  Interest expense                                                                       (1,342)                   --
  Other                                                                                      --                 5,956
                                                                                   ------------          ------------
                                                                                         (1,342)              200,656
                                                                                   ------------          ------------

Income before income taxes                                                               47,978                17,282
Income tax provision (benefit)                                                               --                    --
                                                                                   ------------          ------------

     Net income                                                                    $     47,978          $     17,282
                                                                                   ============          ============

Net income per common share - basic and diluted                                    $        .01          $        .01
                                                                                   ============          ============

Weighted average shares of common stock outstanding:
  basic                                                                               4,196,670             2,808,249
                                                                                   ============          ============
  diluted                                                                             4,363,969             2,812,512
                                                                                   ============          ============

 The accompanying notes are an integral part of these consolidated statements.

                            LIFE SCIENCES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                          Shares of              Additional
                                                           common                  paid-in      Accumulated
                                                           stock       Amount      capital        deficit          Total
                                                         ----------  ----------  -----------    -----------     -----------
Balance at May 31, 1998                                  2,796,743    $279,674    $  827,601    $(3,307,881)    $(2,200,606)

Issuance of common stock
  on conversion of related
  party debt (Note 9)                                    1,399,927     139,993       428,835             --         568,828

Forgiveness of a note
  payable and accrued
  interest on all notes
  payable to related parties
  (Note 9)                                                      --          --     1,100,244             --       1,100,244

Excess of debt over the net
  book value of land and
  buildings exchanged with
  a related party (Note 9)                                      --          --       756,475             --         756,475

Net income                                                      --          --            --         17,282          17,282
                                                         ---------    --------    ----------     ----------     -----------


Balance at May 31, 1999                                  4,196,670     419,667     3,113,155     (3,290,599)        242,223

Net income                                                      --          --            --         47,978          47,978
                                                         ---------    --------    ----------    -----------     -----------


Balance at May 31, 2000                                  4,196,670    $419,667    $3,113,155    $(3,242,621)    $   290,201
                                                         =========    ========    ==========    ===========     ===========


    The accompanying notes are an integral part of this consolidated statement.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                           Year Ended May 31,
                                                                                      ---------------------------
                                                                                         2000             1999
                                                                                      ----------       ----------
Cash flows from operating activities:
  Net income                                                                          $   47,978       $   17,282
  Adjustments to reconcile net income to net cash used in operating activities:
      Depreciation and amortization                                                       35,146           42,419
      Gain on sale of property and equipment                                               1,084         (194,700)
      Other                                                                                   --           (5,956)
      Changes in assets and liabilities:
        (Increase) decrease in accounts receivable                                        (5,434)          15,331
        (Increase) in inventories                                                       (280,187)         (17,455)
        (Increase) decrease in prepaid expenses                                           (9,080)          15,706
        (Increase) in other assets                                                       (65,544)         (97,105)
        Increase in accounts payable, trade                                               39,246           36,964
        Increase (decrease) in accrued expenses                                          204,340          (73,405)
                                                                                      ----------       ----------
               Net cash used in operating activities                                     (32,451)        (260,919)

Cash flows from investing activities:
  Purchase of property and equipment                                                     (42,526)         (38,033)
  Proceeds from sale of property and equipment                                                --          200,000
                                                                                      ----------       ----------
               Net cash provided by (used in) investing activities                       (42,526)         161,967

Cash flows from financing activities:
  Proceeds from notes payable and advances from related entities                          70,000          227,000
  Payments on notes payable and advances from related entities                           (30,000)        (123,835)
  Payments on notes payable                                                               (5,173)          (7,118)
                                                                                      ----------       ----------
               Net cash provided by financing activities                                  34,827           96,047
                                                                                      ----------       ----------

Net decrease in cash                                                                     (40,150)          (2,905)

Cash, beginning of period                                                                 81,955           84,860
                                                                                      ----------       ----------

Cash, end of period                                                                   $   41,805       $   81,955
                                                                                      ==========       ==========

Supplemental disclosure of cash flow information:
  Cash paid for interest                                                              $    1,342       $       --
                                                                                      ==========       ==========

Supplemental disclosure of non-cash investing and financing activities:

    In 1999, certain notes payable to related parties were converted to 1,399,927 shares of common stock (see Note 9).

    In 1999, the corporate office land and building was sold for $859,075. A note payable, that was collateralized by the land and building, in the same amount was held by the related party who purchased the property and was used as consideration in the transaction (see Note 9).

 The accompanying notes are an integral part of these consolidated statements.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 1 - DESCRIPTION OF ORGANIZATION AND BUSINESS

Life Sciences, Inc. (the Company) is a biotechnology company with its primary operations in the production and sale of molecular biology enzymes used in the test tube synthesis of DNA and its manipulation in a variety of genetic engineering applications. The Company specializes in enzyme products employed by scientists to make genetic (DNA) sequences, which are utilized in basic research and the genetic modification of plants, animals, and other organisms. The Company sells its molecular biology enzyme products directly to end users who perform nucleic acid related research and product development at universities and diagnostic and pharmaceutical manufacturers, primarily in the United States, Europe, and Asia. Sales to customers based in Europe and Asia accounted for approximately 79% and 65% of net sales during fiscal years 2000 and 1999, respectively. The Company also utilizes independent distributors in Europe and Asia to distribute its products in these regions of the world.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of Life Sciences, Inc. and an inactive subsidiary with insignificant net assets. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements conforms with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at May 31, 2000 and 1999.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Inventories

Inventories are stated at the lower of cost or market with cost determined on a first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using accelerated methods similar to those used for federal income tax reporting.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets (including intangibles) in accordance with Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires long-lived assets to be reviewed for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. No impairment exists for all periods presented.

Revenue Recognition

The Company recognizes revenue when product is shipped to its customers.

Research and Development Costs

Expenditures relating to the development of new products and processes, as well as significant refinements to existing products, are expensed as incurred. Research and development expenses charged to operations amounted to $163,730 and $118,298 for the years ended May 31, 2000 and 1999. Included in these amounts were primarily payroll and related costs incurred to expand the Company's offering of enzyme products for a major customer.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Net Income Per Common Share

Net income per common share, which represents both basic and diluted earnings per share ("EPS"), is computed by dividing net income by the weighted average common shares outstanding. The following table reconciles the numerator and denominator of the basic and diluted EPS computation:

                                                                                           Year Ended May 31,
                                                                                      ----------------------------
                                                                                         2000             1999
                                                                                      -----------      -----------

Numerator:
  Net income                                                                          $    47,978      $    17,282
                                                                                      -----------      -----------

Denominator:
  Weighted average number of common shares used in
    basic EPS                                                                           4,196,670        2,808,249
  Dilutive stock options                                                                  167,299            4,263
                                                                                      -----------      -----------

  Weighted average number of common shares and
    dilutive potential common shares used in diluted EPS                                4,363,969        2,812,512
                                                                                      ===========      ===========

For fiscal year 1999, options to purchase 480,000 shares of Common Stock were outstanding during the year but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the Common Stock and, therefore, the effect would be antidilutive.

Stock-Based Compensation

The Company presents only the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, and recognizes stock-based compensation using the intrinsic value method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (Note 11). Under this method, compensation is recognized at the date of grant by the amount that the fair value of the underlying stock exceeds the exercise price.

Financial Instruments

The carrying amount of the Company's financial instruments, which include cash, accounts receivable, accounts payable, accrued expenses and advances from related parties, approximate fair value due to the short-term maturity of those instruments.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Concentration of Credit Risk

The Company grants credit to customers who meet pre-established credit requirements. The Company does not require collateral when trade credit is granted to customers. Credit losses are provided for in the financial statements and have been consistently within management's expectations. The allowance for doubtful accounts related to accounts receivable at May 31, 2000 and 1999 was approximately $5,000.

Reclassification

Certain prior year amounts have been reclassified to conform to fiscal 2000 presentation.

NOTE 3 - OPERATIONAL AND FUNDING MATTERS

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. Continuation of the Company as a going concern contemplates the realization of assets, and settlement of liabilities and commitments, in the normal course of business.

The Company had an accumulated deficit of $3,242,621 at May 31, 2000. The Company has historically relied on loans and advances from related entities to fund its operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities, that might be necessary should the Company be unable to continue in existence. The following commentary addresses the Company's operations for the year ended May 31, 2000 and its plan to improve future results.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999



NOTE 3 - OPERATIONAL AND FUNDING MATTERS - CONTINUED

The Company's aggregate loss of $1.46 million accumulated beginning with fiscal 1996, arose largely from the Company's sustained effort through fiscal year 2000 to develop new products and services to offset declines in revenues from the sale of its earlier anchor products, AMV reverse transcriptase and specific-pathogen-free (SPF) mice, and to stimulate the Company's continued growth. Sales of SPF mice ceased in 1997. In a further cost reduction effort in 1998, the Company shut down a joint venture effort for incineration of biomedical waste. Development efforts since 1996, have focused primarily on expanding markets for the Company's molecular biology enzyme products and the development of technologies for rapid detection of biological and chemical contaminants in food, water, and other environmental samples.

Beginning in 1998, the Company identified the NASBA (nucleic acid sequence based amplification) technology owned by Organon Teknika, B.V., a member of the Akzo Nobel family of companies, as its method of choice for detection of viral and bacterial pathogens. In addition to becoming a supplier of certain specially formulated molecular biology enzymes to Organon Teknika for use in its NASBA based clinical diagnostic products, the Company also entered into agreements with Organon Teknika and others to license NASBA and a suite of supporting technologies that are together expected to enable the Company to develop and sell NASBA based products for detection of water and food borne pathogens worldwide, and clinical diagnostic products in certain geographic regions.

In May 2000, the Company entered into an additional agreement with Organon Teknika to supply it with NASBA enzymes until 2003. In order to assure the continuity of supply of the enzymes the agreement, among other things, provides a mechanism for Organon Teknika to advance the Company up to $200,000 in cash through a one-time, forward purchase of substrates used in the production of the AMV reverse transcriptase component of the NASBA enzyme mix.

Fiscal year 2000 revenues from the sale of molecular biology enzymes increased 36% over fiscal year 1999 to approximately $1.48 million. Almost 50% of this amount arose directly from sales of a novel formulation of three enzymes for NASBA, which the Company developed during fiscal years 1998 and 1999. Initially sold almost exclusively to Organon Teknika, the Company expects during fiscal year 2001 to expand the sale of NASBA enzymes to NASBA licensees world wide. The Company also expects to extend its offering of enzymes and related products to other manufacturers of molecular diagnostic tests, with particular emphasis on dried, thermostable formulations that are expected to significantly expand the range of settings in which such testing can be performed.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 3 - OPERATIONAL AND FUNDING MATTERS - CONTINUED

Enzymes and other components used in NASBA and similar reactions can be dried into a pellet in precisely measured amounts, and in this manner are rendered thermostable until reconstituted with diluents or buffers of various kinds. The dried pellets may be shipped at ambient temperature and stored for extended periods at temperatures above freezing. Not only are costs associated with air transport using dry ice or other refrigerants minimized in this manner, the shelf life of products is extended. Further, because the NASBA enzymes will in many cases be dried in combination with precisely measured amounts of other substrates used in the NASBA reaction, enhanced revenues and gross margins are expected from the sale of the dried products.

Management believes the sale of dried NASBA components will enhance the Company's already competitively advantaged position for NASBA enzyme sales, as well as improve the Company's ability to market an expanded offering of enzymes and related products world wide to support the development and commercialization of tests intended for point-of-collection (POC) determination of the presence of pathogenic organisms. Whether employed in bed-side diagnosis of disease, used in the detection of biological warfare agents, or in the inspection of processing operations in the production of prepared foods, drinking water and a host of other products that are ingested by humans, POC testing eliminates the need to send samples to an off-site laboratory and permits quick response to near real-time test results. Management believes that these changes in biological testing concepts provide opportunities for enhanced revenues for the Company.

While the Company has until now focused its efforts with respect to nucleic acid amplification on Organon Teknika's NASBA technology, during fiscal year 2001 the Company will also seek revenue opportunities related to the competing and more widely practiced PCR method for amplification of nucleic acids. Management believes that a 1999 U.S. District Court decision stripping patent protection from the key enzyme used in PCR, Taq polymerase (Taq), will lead to the availability of low cost Taq, thus reducing both the cost and risk of the Company's entry into the market of selling dried, measured dose components, including Taq, that may be used in PCR reactions. While the commercial market for Taq is approximately $200 million annually, it is the backbone of the PCR biochemical reaction, which supports diagnostic and analytic markets that together generate approximately $3 billion in revenue annually for major clinical diagnostic manufacturers and others. Although the Company will not be competing for those end user revenues, it anticipates a growing role as a supplier to the underlying commercial market. Indeed, management projects the sale of dried substrates to support over one million PCR reactions during the 2001 fiscal year.

In addition to supplying enzymes and related substrates used in both the NASBA and PCR reactions to others, the Company's short and intermediate term business plan is also focused on the development and world wide sale of NASBA based diagnostic products for detection of water borne and food borne pathogens, to include biological warfare agents, and geographically restricted sales of other NASBA based products for diagnosis of human disease.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 3 - OPERATIONAL AND FUNDING MATTERS - CONTINUED

The Company expects to begin in Autumn 2000 the sale of a NASBA based test for the waterborne pathogen, Cryptosporidium parvum under an agreement with Innovative Biotechnologies International, Inc. The Company expects to supply all of the molecular biology components of the C. parvum test kit, including enzymes, primers, and other substrates.

In addition, the Company has executed a letter of intent with 1144668 Ontario Ltd (NumberCo) to form a joint venture to develop and sell NASBA based tests for detection of food borne pathogens. Numberco is a NASBA licensee, and additionally has developed a complete NASBA based test for detection of Listeria monocytogenes; a food borne pathogen that according to the Centers for Disease Control and Prevention's (CDC) most recent estimates, has the highest rate of hospitalization caused by food borne pathogens (92% of cases) and the second highest rate of food related deaths among hospitalized victims (20%). Indeed, because of heightened Food Safety and Inspection Service inspection of certain food products, over 32 million pounds of ready-to-eat meat products were recalled by U.S. food processors during 1999. When development and regulatory approval of this test for Listeria is completed, the Company expects that the test's accuracy, speed, and ease of use should enable food processors to carry out in-process and final-process testing of impacted food products and reduce the need for product recalls.

To support these diagnostic product efforts, the Company has acquired, by license and collaborative internal development, proprietary technology for development of low-cost, man-readable (with the unaided eye) or machine-readable, field portable devices for rapid analysis of the results of NASBA reactions. The NASBA detection system now employed by the Company is believed by management to reduce by more than 80% the industry's historical cost of associated instrumentation. The technical and cost advantages of the Company's detection system are expected to jump-start the Company's sale of NASBA based products in both the institutional and POC testing arenas.

The favorable cost and throughput related characteristics of the Company's NASBA detection system also have attracted substantial interest on the part of public health authorities in the U.S. and China. In collaboration with CDC, the Company has begun work on a NASBA based test for Norwalk-like virus, a food borne pathogen that causes an estimated 23 million annual cases of illness in the United States. With the encouragement of Chinese public health agencies, the Company has investigated the potential use of the Company's NASBA diagnostic system to monitor the virus-load of HIV patients and potentially screen extremely large numbers of individuals for the presence of the pathogens that cause HIV, hepatitis, and other sexually transmitted diseases. The Company is presently seeking a capital commitment of $6-10 million for a China based joint venture that would carry out the Company's plan to complete clinical trials in China on a low-cost NASBA based test for virus load in HIV patients during fiscal year 2001.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 3 - OPERATIONAL AND FUNDING MATTERS - CONTINUED

To further its China related efforts, in July 2000 the Company executed a letter of intent with Vamed Medical Instruments Co. Ltd. (Vamed), a Foshan, Guangdong, China based company, and Beijing Aokai Automation System Engineering Co. (BAKASC), a Beijing, China based company, to form a joint venture to continue the current business of Vamed and produce and sell nucleic acid based clinical diagnostic products and molecular biology research products in China and other countries in the region. The Company would hold 51% of the equity in the new venture. The current operations of Vamed, the production of an Enhanced External Counterpulsation (EECP) apparatus, together with all of its other assets, would be absorbed into the proposed joint venture. The initial capitalization of the joint venture would exceed US $1 million, of which US $600,000 would be cash.

The EECP apparatus produced by Vamed is an external blood circulation assist device that, through a one hour per day course of treatment for 30 consecutive days, stimulates the growth of new blood vessels at the heart. It is approved by the U.S. Food and Drug Administration (FDA) and is distributed in the U.S. by Vasomedical, Inc., a Westbury New York company. The therapy has been determined in recent U.S. studies to relieve the pain related to angina in over 85% of the subjects who did not respond to widely used drug therapies. Recent clinical reports confirming the efficacy of EECP therapy and its approval for Medicaid have contributed to an increase in Vasomedical's revenues from sales of EECP devices by almost 300% for the nine months ended February 29, 2000, compared to the same period in 1999. As a result, the Company's management currently projects revenues for the proposed joint venture with Vamed and BAKASC to approach US $2 million for the twelve months ending December 31, 2001 and to provide a stable organizational frame work within which to initiate the requisite clinical trials and initial sales of NASBA based diagnostic products in China. Because Vamed is already approved by the U.S. FDA for production of medical instrumentation, the Company expects that its world wide requirement for NASBA related instrumentation can be fulfilled by the Foshan based joint venture.

While management believes the financial support for its short term objectives with respect to the increased sales of enzymes and related components in the world wide molecular biology research market and to diagnostic kit manufacturers should be provided from cash generated from the Company's operations, the proposed expansion of the Company's product offering to include NASBA based tests for the research market, test kits for waterborne and food borne pathogens, and clinical diagnostic products to be sold in China, establishes intermediate term objectives that exceed the Company's current technical and financial resources.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 3 - OPERATIONAL AND FUNDING MATTERS - CONTINUED

In August 2000, the Company began talks with Organon Teknika to expand the scope of the relationship between the two organizations. The proposals under consideration include Organon Teknika's cooperation with the Company in its proposed China based joint venture to accelerate the introduction of NASBA based diagnostic products in China and the formation of a joint venture between the Company and Organon Teknika's Rockville, Maryland based subsidiary, Advance Biosciences Laboratories (ABL). The proposed joint venture with ABL is intended to enhance the Company's capability to develop NASBA based tests for pathogenic organisms, owing to ABL's successful history in developing NASBA based assays. Management also believes the proposed joint venture with ABL would permit the Company to speed the introduction of NASBA based environmental and food diagnostic products into the U.S. and European markets, as well as catalyze the development of NASBA based clinical diagnostic products to be sold by the Company's proposed China based joint venture.

Management intends to continue to operate the Company in a conservative manner and to limit any short-term expansion (exclusive of the contemplated China based joint venture) to that which can be funded by cash flows from operations. While management believes the Company will be able to operate without interruption, it intends to continue discussions with potential business partners that can enhance the Company's product and market position, as well as lay the foundation for strategies for the enhancement of the capital of the Company in order to raise the working capital necessary to fund its business plan.

NOTE 4 - INVENTORIES

Inventories consisted of the following:

                                                        May 31,
                                                 ---------------------
                                                   2000         1999
                                                 --------     --------
         Finished goods consisting of:
           Viruses                               $151,185     $ 59,126
           Enzymes                                280,191       92,063
                                                 --------     --------
             Total                               $431,376     $151,189
                                                 ========     ========

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                                                    May 31,
                                                                Life       -------------------------
                                                               (Years)        2000           1999
                                                               -------     ----------     ----------
         Furniture and fixtures                                 5 - 10     $  135,234     $  137,445
         Machinery and equipment                                5 - 20      1,046,530        990,083
                                                                           ----------     ----------
                                                                            1,181,764      1,127,528
         Less - Accumulated depreciation                                      994,581        976,939
                                                                           ----------     ----------
                                                                           $  187,183     $  150,589
                                                                           ==========     ==========

Depreciation expense was $24,136 and $42,419 for the years ended May 31, 2000 and 1999, respectively.

NOTE 6 - OTHER ASSETS

Other assets consisted of the following:

                                                                                      May 31,
                                                                               ---------------------
                                                                                 2000         1999
                                                                               --------     --------
         Licensing fees, net of amortization of $6,176 at May 31, 2000         $248,824     $105,000
         Deposits and other                                                      32,125       40,703
                                                                               --------     --------

                                                                               $280,949     $145,703
                                                                               ========     ========

The Company enters into licensing agreements to acquire the use of certain technologies under patents that are necessary in the production of its products. The agreements require up-front non-refundable fees upon the effective dates of the agreements. These up-front fees are recorded in Other Assets and amortized upon commencement of revenue from the product from which the technology is used over the estimated benefit period, which generally approximates 17 years. Under the terms of the agreements, the Company is also required to pay royalties, as defined, to the licensor when net sales to certain end users obtain pre-determined levels. No royalties have been paid to date under these licensing agreements.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 7 - ACCRUED EXPENSES

Accrued expenses consisted of the following:

                                                             May 31,
                                                      ---------------------
                                                        2000         1999
                                                      --------     --------
         Pension costs                                $202,000     $202,000
         Compensation and related payroll costs        151,167      124,906
         Licensing fees                                100,000           --
         Rent (payable to related party)                90,000           --
         Property taxes                                 33,500           --
         Professional fees                              20,935           --
         Taxes and other                                25,014           --
         Other                                          43,718       35,088
                                                      --------     --------

                                                      $666,334     $361,994
                                                      ========     ========

NOTE 8 - SHORT TERM BORROWINGS, RELATED PARTIES

During the year ended May 31, 2000, the Company was advanced $70,000 from related parties that was used to fund operations. The Company repaid $30,000 during the current year, with the remaining repaid in July 2000. Subsequent to May 31, 2000, the Company was advanced from related parties an additional $65,000.

NOTE 9 - STOCKHOLDERS' EQUITY

In 1999, the Company completed a major restructuring plan by eliminating debt and related accrued interest totaling $2,528,148.

Notes payable to related parties, consisting of principal only, totaling $568,828 were converted to equity by the issuance of 1,399,927 shares of the Company's common stock. Also, a note payable to a related party totaling $186,082 was forgiven. The accrued interest associated with these notes payable, totaling $914,163 at May 31, 1998, was forgiven by the parties.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 9 - STOCKHOLDERS' EQUITY - CONTINUED

During the year ended May 31, 1999, the Company sold its land and building in two distinct transactions. The first involved an unrelated third party, which bought a portion of the Company's vacant land for $200,000 in cash. The second transaction involved a related party who bought the remaining land and the buildings housing the corporate and manufacturing headquarters, which was immediately leased back to the Company under a five-year term without any current provisions for renewal. The note payable collateralized by the property was held by the related party who purchased the property and the $859,075 principal amount thereon was used as consideration in the transaction. As a result, the note payable, which approximated the estimated fair value of the property immediately before the sale, was deemed fully satisfied by the transaction. The accrued interest related to this note payable was forgiven.

The notes had resulted from the related parties' funding the Company's operations over a period of time exceeding four to five years. Prior to 1999, the intent of all parties was that the debt would be repaid. The obligations were represented by formal notes bearing market interest rates and containing other provisions. With the elimination of the related party debt in 1999, the parties agreed that interest would not accrue subsequent to May 31, 1998.

For financial statement reporting purposes, the restructuring, exclusive of the sale of vacant land to an unrelated third party, is presented as capital transactions reflecting the substance of the transactions with parties under varying percentage of common ownership. Accordingly, the forgiveness of the accrued interest and note payable of $914,163 and $186,082, respectively, are reflected as additional paid-in capital and not as income in the statement of income. The difference of $756,475, representing the difference between the balance on the note payable and the basis in the related property of approximately $102,600, is also presented as additional paid-in capital and not as a gain on sale in the statement of income.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Supply Arrangement

The Company entered into a non-exclusive supply agreement with its principal customer during May 2000. Under the supply agreement, the Company is to supply certain products based upon a rolling twelve month forecast provided by its customer at pre-determined prices through January 2003. Prices may be renegotiated if major specifications of the products change, or raw materials cost significantly increase. Among other provisions, the agreement requires the Company to institute a contingency plan, including the establishment of an alternate location for production, in order to assure uninterrupted supply of the products in the event of a catastrophic loss of the Company's primary production facility. In the event the Company is unwilling or unable to continue to supply products under the terms of the arrangement, the customer may require the Company to assign its agreements for the supply of critical production material and for the contingent production facilities to the customer. In such event of nonperformance by the Company, the customer may also exercise its stand-by rights granted in the supply agreement to direct the operation of the Company's enzyme production facility, in which case the customer would purchase critical manufacturing substrates valued at up to $200,000 from the Company. If the Company's nonperformance were to continue for more than two thirty-six day purchase periods, the customer would further be entitled under the supply agreement to obtain a non-exclusive license, with the right for a single sublicense, to manufacture or have manufactured the products. Such licensee rights in the customer's favor would terminate within six months after the Company resumed the supply of the products.

The Company had net sales of approximately $115,000 under this arrangement and additional sales of $570,000 to the same customer for the year ended May 31, 2000. Estimated annual revenues to the Company under the supply agreement are approximately $480,000. The arrangement extends until January 2003, and can be automatically extended by either party for a subsequent two-year period.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 10 - COMMITMENTS AND CONTINGENCIES - CONTINUED

Leases

The Company leases its corporate offices from an entity owned by the Company's President and Chairman and individuals related to the Company's President and Chairman. The lease expires in the year 2004, without any current provisions for renewal, and provides for annual commitments of $90,000, subject to adjustment to reflect current market rates.

Legal Proceedings

In October 1998, Imaging Science Technologies, Inc. filed an action in the Pinellas County, Florida Circuit Court against the Company. The complaint seeks unspecified damages based on allegations that the Company failed to return confidential information to the Plaintiff and used such information for its own purposes. The Company has denied the material allegations of the complaint. At this time, management believes the Plaintiff's claims are without merit and the ultimate resolution of this matter will not have a material effect on the Company's financial position or results of operations.

NOTE 11 - STOCK OPTIONS

In May 2000, the Board of Directors adopted a 2000 stock option plan under which incentive options may be granted to full-time employees. A total of 600,000 shares of Common Stock have been reserved for issuance under the plan. The exercise price on options granted shall not be less than the fair market value of the stock on the date of grant and will expire no later than ten years from the date of grant. In the case of a stockholder owning more than 10% of the outstanding stock of the Company, the exercise price of an incentive option may not be less than 110% of the fair market value of the stock on the date of grant, and such options will expire no later than five years from the date of grant. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by any individual in any calendar year may not exceed $100,000. No options have been granted under this plan.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 11 - STOCK OPTIONS - CONTINUED

Also, the Company has a 1990 stock option plan under which incentive or non-incentive stock options may be granted to directors, officers, and key employees. A total of 500,000 shares of Common Stock have been reserved for issuance under the plan. The exercise price on options granted shall not be less than the fair market value of the stock on the date of grant and will expire no later than ten years from the date of grant. In the case of a stockholder owning more than 10% of the outstanding stock of the Company, the exercise price of an incentive option may not be less than 110% of the fair market value of the stock on the date of grant, and such options will expire no later than five years from the date of grant. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by any individual in any calendar year may not exceed $100,000. Options to purchase 270,000 shares of common stock were outstanding under the terms of the 1990 plan.

At May 31, 2000, options to purchase 65,000 shares of common stock were outstanding under stock option plans that have been terminated. Additionally, non-statutory options to purchase 210,000 shares of common stock were granted in 1999 not within the terms of the 2000 and 1999 stock option plans.

The exercise price of each outstanding option equals the market price of the Company's stock on the date of grant. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the plans been determined based on the fair value of the options at the grant dates, the Company's historical net loss and historical net loss per common share would have been reduced to the pro forma amounts indicated below:

                                                                 For the year ended May 31,
                                                                 --------------------------
                                                                   2000              1999
                                                                 --------          --------
         Historical net income (loss)            As reported     $ 47,978          $ 17,282
                                                 Pro forma       $ 47,978          $(83,518)

         Historical net income (loss) per
           common share - basic                  As reported     $    .01          $    .01
                                                 Pro forma       $    .01          $   (.03)

         Historical net income (loss) per
           common share - diluted                As reported     $    .01          $    .01
                                                 Pro forma       $    .01          $   (.03)

The fair value of each option grant is estimated on the date of grant using Binomial options-pricing model with the following weighted average assumptions used for grants in 1999: no dividend yield, expected volatility of 50%, risk-free interest rate of 6.0% and expected lives of 5 years.

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 11 - STOCK OPTIONS - CONTINUED

A summary of the status of the Company's stock options as of May 31, 2000 and 1999 and changes during the years ended on those dates are as follows:

                                              May 31, 2000            May 31, 1999
                                          --------------------    --------------------
                                                     Weighted-               Weighted-
                                                     Average                 Average
                                                     Exercise                Exercise
                                                      Price                   Price
                                                     ---------               ---------
         Outstanding at beginning
           of year                        545,000      $  .42      65,000      $  .50
         Granted                               --          --     480,000        .405
         Canceled                              --          --          --          --
                                          -------                 -------

         Outstanding at end of year       545,000      $  .42     545,000      $  .42
                                          =======                 =======

         Options exercisable at end
           of year                        545,000      $  .42     545,000      $  .42
                                          =======                 =======

         Weighted average fair
           value per share of options
           granted during the year                         --                  $ .405

The following table summarizes information about Common Stock options outstanding at May 31, 2000:


                                         Options Outstanding
                            ----------------------------------------------
                                                Weighted
                               Number           Average           Weighted
                            Outstanding        Remaining          Average
                             At May 31,       Contractual         Exercise
         Exercise Prices        2000              Life              Price
         ---------------    -----------       -----------        ---------
                                               (in Years)
              $ .405          480,000              9               $ .405
              $  .50           65,000              1               $  .50

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 12 - DEFINED PENSION PLAN

Effective October 1, 1999, the Company elected to freeze future service benefits under its defined benefit pension plan. The Company sponsors a noncontributory defined benefit pension plan that covers substantially all full-time employees through October 1, 1999. The plan provides for benefits to be paid to eligible employees at retirement, based upon years of service with the Company and compensation rates near retirement. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. The Company's general funding policy is to contribute amounts deductible for federal income tax purposes. Plan assets primarily consist of common and preferred stock, investment grade corporate bonds, and U.S. government obligations. The Company has the right to modify, amend, or terminate the plan.

The following table provides a reconciliation of the changes in the benefit obligations and the fair value of the plan assets for the years ended May 31, 2000 and 1999 and statements of the funded status as of May 31, 2000 and 1999:

                                                                              May 31,
                                                                     -------------------------
                                                                        2000           1999
                                                                     ----------     ----------
         Components of net periodic benefit cost
           Service cost                                              $       --     $   18,000
           Interest cost                                                 14,000         17,000
           Expected return on plan assets                                (8,000)        (8,000)
                                                                     ----------     ----------
              Net periodic benefit cost                              $    6,000     $   27,000
                                                                     ==========     ==========

         Reconciliation of benefit obligation
           Projected benefit obligation at beginning of year         $  258,000     $  226,000
           Service cost                                                      --         18,000
           Curtailment gain                                             (45,000)            --
           Interest cost                                                 14,000         17,000
           Benefits paid                                                 (3,000)        (3,000)
           Net experience gain                                          (17,000)            --
                                                                     ----------     ----------
         Projected benefit obligation at end of year                 $  207,000     $  258,000
                                                                     ==========     ==========

         Reconciliation of fair value of plan assets
           Fair value of plan assets at beginning of year            $  103,000     $  101,000
           Return on plan assets                                          6,000          5,000
           Benefit payments                                              (3,000)        (3,000)
                                                                     ----------     ----------
           Fair value of plan assets at end of year                  $  106,000     $  103,000
                                                                     ==========     ==========

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 12 - DEFINED PENSION PLAN - CONTINUED

                                                               May 31,
                                                      -------------------------
                                                         2000           1999
                                                      ----------     ----------
         Funded status
           Funded status                              $ (101,000)    $ (155,000)
           Unrecognized (gain) loss                      (28,000)       (13,000)
           Unrecognized curtailment gain                 (45,000)            --
           Other                                         (28,000)       (34,000)
                                                      ----------     ----------
           Prepaid (accrued) benefit cost             $ (202,000)    $ (202,000)
                                                      ==========     ==========

The Company has not made a contribution to the plan since April 1990. As a result, the plan is under funded as defined by the rules and regulations of the Internal Revenue Code. A minimum contribution of approximately $115,000 plus related excise taxes of approximately $20,000 is currently required to be paid by December 2000 to rectify this deficiency and mitigate further related assessments and consequences. The Company has chosen not to recognize the above mentioned curtailment gain until these matters are fully resolved.

The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

                                                         May 31,
                                                      -------------
                                                      2000     1999
                                                      ----     ----
         Weighted-average assumptions
           Discount rate                              7.5%     7.5%
           Expected return on plan assets             8.0%     8.0%
           Rate of compensation increase              0.0%     5.0%

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 13 - INCOME TAXES

The components of the income tax provision (benefit) are as follows:

                                                                        Year Ended May 31,
                                                                     -------------------------
                                                                        2000           1999
                                                                     ----------     ----------
         Current tax provision (benefit)                             $       --     $       --
         Deferred:
           Net operating loss carryforwards previously not
             recognized as the amount was fully offset by a
             valuation allowance                                        (34,000)      (429,000)
           Reduction of deferred tax assets previously not
             recognized as the amount was fully offset by a
             valuation allowance                                         34,000        429,000
                                                                     ----------     ----------

                                                                     $       --     $       --
                                                                     ==========     ==========

Reconciliation of the amount of income taxes, as calculated by applying the federal statutory income tax rate of 34% to the Company's pre-tax income to that reported by the Company, is as follows:

                                                                             Year Ended May 31,
                                                                          -------------------------
                                                                             2000           1999
                                                                          ----------     ----------
         Federal income taxes at statutory rates                          $   16,300     $    5,900
         State income taxes, net of federal benefit                            1,800            600
         Gain on forgiveness of note payable, related party
           recognized for federal income tax purposes                             --         70,000
         Gain on sale of building recognized for federal income
           tax purposes                                                           --        285,000
         Non-deductible interest and penalties                                15,500         37,500
         Recognition of prior operating losses                               (34,000)      (429,000)
         Other                                                                   400         30,000
                                                                          ----------     ----------

                                                                          $       --     $       --
                                                                          ==========     ==========

                       LIFE SCIENCES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 2000 and 1999

NOTE 13 - INCOME TAXES - CONTINUED

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                               May 31,
                                                      -------------------------
                                                         2000           1999
                                                      ----------     ----------
         Deferred tax assets:
           Allowance for doubtful accounts            $    2,000     $    2,000
           Accrued pension contribution                   76,000         76,000
           Net operating loss carryovers                 514,000        548,000
                                                      ----------     ----------
                                                         592,000        626,000

           Less valuation allowance                     (592,000)      (626,000)
                                                      ----------     ----------
                                                      $       --     $       --
                                                      ==========     ==========

At May 31, 2000, the Company has approximately $1,370,000 of net operating loss carryforwards that expire between years 2008 through 2011.

NOTE 14 - SIGNIFICANT CUSTOMERS

Sales to three customers accounted for approximately 79% and 67% of net sales for the years ended May 31, 2000 and 1999, respectively.

NOTE 15 - SUBSEQUENT EVENT

In July 2000, the Company signed a letter of intent to enter into a joint venture with two unrelated companies located in China. The joint venture is being formed to create, market, and distribute in China certain products as defined in the letter of intent. Under the proposed agreement, the Company would contribute its 51% pro rata share of initial capital consisting of cash of $306,000 and, additionally, would be required to contribute certain intellectual property and equipment. The agreement is to be executed prior to October 15, 2000.